                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of July, 1998                   Commission File Number: 001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                               9670 Gateway Drive
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]         Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  [X]                No [ ]


Meridian Gold Inc.                               [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive                               APPEARS HERE]
Reno, Nevada 89511
Phone:  702-850-3777
Fax:  702-850-3733

MERIDIAN GOLD INC.
9670 GATEWAY DRIVE
RENO, NEVADA 89511
PHONE: (702) 850-3777
  FAX: (702) 850-3733
--------------------------------------------------------------------------------

                MERIDIAN GOLD REPORTS SECOND QUARTER 1998 RESULTS
                      (All dollar amounts in U.S. currency)

RENO, NEVADA, JULY 10, 1998 - Meridian Gold Inc. today reported second quarter gold production of 52,177 ounces at a cash cost of $201 per ounce. Gold production increased 18% versus the previous second quarter mainly as a result of improved performance at Jerritt Canyon. The second quarter cash costs of $176 per ounce at Jerritt Canyon versus $245 per ounce for the same period in 1997, highlight the significant strides the mine has made to improve its profitability. The underground Murray mine has reached its full production rate of 1,200 tons per day with an average head grade exceeding 13.5 g/tonne. Underground mining costs have improved measurably reflecting significant improvements in mine productivity and the use of a hybrid bulk mining method.

For the second quarter, the Company realized a loss of $5.5 million, or $0.07 per share. This compares to a loss of $7.8 million, or $0.11 per share in the second quarter of 1997. Significantly lower exploration costs in 1998 contributed to the improvement, but were largely offset by lower realized gold prices.

Meridian's net cash flow was positive for the quarter, resulting in a quarter over quarter increase in the Company's cash balances to $51.5 million. During the quarter the Company liquidated put option contracts, exercisable at $400 per ounce in December 1998, covering 16,500 ounces of gold and representing one-half of the 1998 hedge position. A gain of $1.4 million realized on the liquidation has been deferred and will be recognized as revenue in the fourth quarter as the hedged production is sold.

SECOND QUARTER RESULTS
Sales for the quarter were $15.9 million, versus $16.9 million in the second quarter of 1997, despite an increase in production to 52,177 ounces of gold from 44,203 ounces. This was a reflection of lower realized gold prices, which averaged $301 per ounce versus $376 per ounce in the prior year's quarter. Cash production costs improved in the second quarter to $201 per ounce from $211 per ounce in 1997.

At Beartrack, gold production in the second quarter was 23,680 ounces, with cash costs of $234 per ounce. This compares to second quarter 1997 production of 24,836 ounces at a cash cost of $185 per ounce. The higher cash costs reflect the expected decline in grades in the North Pit for 1998. The remaining ore grade in the North Pit is significantly lower than the average reserve grade. In the future as mining shifts to the higher grade South Pit, the cash costs at Beartrack will decline significantly. Beartrack is expected, as stated in the Company's 1997 annual report, to produce 100,000 ounces of gold at an average cash cost of $230 per ounce during 1998.

At Jerritt Canyon, production increased 47% from the second quarter of 1997, with cash costs declining by 28%. The Company's share of gold production in the second quarter of 1998 was 28,497 ounces at an average cash cost of $176 per ounce, versus second quarter 1997 production of 19,367 ounces at $254 per ounce. To date, Jerritt Canyon is performing better than expected, due to higher than budgeted underground grades and higher productivities.

Exploration spending in the second quarter, primarily at El Penon, was $3.0 million, compared to $8.6 million in the second quarter of 1997. As released on July 6, 1998, exploration drilling at El Penon has uncovered a new, high-grade zone of mineralization. This zone, named Quebrada Colorada, will be a major focus for exploration work during the remainder of 1998. Meridian is currently conducting step-out drilling to determine the strike length of the zone. This information will help determine the amount of drilling that will be required to further define the zone.

At the end of the second quarter, Meridian Gold's balance sheet remained strong, with cash resources of $51.5 million to support the development of El Penon and the Company's other growth plans.

FIRST HALF RESULTS
For the first half of 1998, the Company recorded a loss of $10.5 million, or $0.14 per share, compared to a loss of $13.8 million or $0.19 per share for the first half of 1997.

Sales for the first half were $30.2 million, versus $30.9 million in the same period last year. Gold production was higher, at 103,154 ounces versus 85,807 ounces, while the average realized price of gold fell to $298 per ounce from $363. Exploration spending for the first six months, primarily at El Penon, was $5.3 million, significantly lower than the $13.2 million spent in the same period last year.

OUTLOOK FOR 1998
Gold production for the first half was 103,154 ounces at a cash cost of $205 per ounce. Based on these results, Meridian is on target to achieving its forecast of 200,000 ounces of gold in 1998 at a cash cost of $225 per ounce. In fact, based on the sustainability of improved productivities at Jerritt Canyon, the Company is lowering its cash cost target for the mine from $220 per ounce to about $200 per ounce. This will, in turn, lower the overall Meridian Gold cash cost for the year from $225 per ounce to about $215 per ounce.

The fourth quarter will be slightly better than the third quarter as the Jerritt Canyon mill will be shutting down for a week in July to change-out liners.

With the earlier announced new high-grade Quebrada Colorada discovery at El Penon in Chile, the Company expects higher exploration spending during the second half of the year.

ORGANIZATIONAL CHANGES
Because of the expanding nature of the El Penon project, Meridian has made the following organizational changes:

Mr. Don Beckwith, formerly Vice President of Operations, has been named Vice President of Development in order to devote full time to the development of the El Penon project.

Mr. Edgar Smith, most recently Vice President and General Manager at Coeur Rochester, Inc., has been hired as Vice President of Operations, North America.

Mr. Gonzalo Tufino, previously General Manager of the El Penon project, has been named Vice President and General Manager of the El Penon project.

Meridian Gold Inc. is a proven, exploration-oriented gold producer, led by a strong management team committed to growth and possessing a healthy balance sheet. The common shares of Meridian are traded on The Toronto Stock Exchange
(MNG) and the New York Stock Exchange (MDG).

---------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (702) 850-3730
     Investor Relations             Fax: (702) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com

                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
             (Unaudited and in US$ millions, except per share data)

                                                  Three Months             Six Months
                                                  Ended June 30           Ended June 30
                                               --------------------    --------------------
                                                 1998        1997        1998        1997
Sales                                          $   15.9    $   16.9    $   30.2    $   30.9

Costs and expenses
    Operating expenses                             12.0        10.8        22.6        21.4
    Depreciation, depletion & amortization          5.2         4.8        10.9         9.3
    Exploration costs                               3.0         8.6         5.3        13.2
    Selling, general and administrative             1.9         1.6         3.4         2.9
                                               --------    --------    --------    --------
      expenses
Total costs and expenses                           22.1        25.8        42.2        46.8

Operating loss                                     (6.2)       (8.8)      (12.0)      (15.9)

Interest income                                     0.7         1.0         1.5         2.1
                                               --------    --------    --------    --------

Net loss                                       $   (5.5)   $   (7.8)   $  (10.5)   $  (13.8)
                                               ========    ========    ========    ========

Loss per common share                          $  (0.07)  $   (0.11)  $   (0.14)  $   (0.19)
                                               ========    ========    ========    ========

Weighted average common shares outstanding         73.6        73.6        73.6        73.6
                                               ========    ========    ========    ========

                               Meridian Gold Inc.
                           Operating Data (Unaudited)

                                                                 Three Months                 Six Months
                                                                 Ended June 30               Ended June 30
                                                            ----------------------      ----------------------
                                                              1998          1997          1998          1997
BEARTRACK MINE
    Gold production - heap leach (ounces)                     23,680        24,836        52,177        47,981
    Tonnes mined (thousands)
        Ore                                                    1,025         1,005         1,836         1,731
        Waste                                                  1,698           906         3,214         1,768
                                                            --------      --------      --------      --------
            Total                                              2,723         1,911         5,050         3,499

Average heap leach grade (grams/tonne)                          0.65          0.89          0.65          0.89

Cash cost of production/ounce                               $    234      $    185      $    228      $    199

JERRITT CANYON JOINT VENTURE
    Gold production (Meridian Gold's 30% share, ounces)
        Milling                                               28,497        19,367        50,977        37,613
        Heap leach                                                 0             0             0           213
                                                            --------      --------      --------      --------
            Total                                             28,497        19,367        50,977        37,826
    Tonnes mined (100%, thousands)
        Ore                                                      205           211           343           428
        Waste                                                  3,563         8,082         7,668        14,480
                                                            --------      --------      --------      --------
            Total                                              3,768         8,293         8,011        14,908

    Mill tonnes processed (100%, thousands)                      346           313           668           715
    Average mill ore grade (grams/tonne)                        9.32          6.89          8.98          5.93
    Mill recoveries                                             90.9%         92.9%         90.7%         88.9%

Cash cost of production/ounce                               $    176      $    245      $    185      $    265


TOTALS
Ounces of gold produced                                       52,177        44,203       103,154        85,807
Ounces of gold sold                                           52,750        46,207       101,035        86,656
Average realized price/ounce                                $    301      $    376      $    298      $    363

Cash cost of production/ounce                               $    201      $    211      $    205      $    228

                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                                (In US$ millions)

                                              June 30    December 31
                                                1998         1997

ASSETS
Current Assets
    Cash and cash equivalents                  $   51.5   $   54.3
    Trade receivables                               2.5        1.2
    Inventories                                     8.9       10.0
    Other current assets                            1.1        3.4
                                               --------   --------
Total current assets                               64.0       68.9
                                               --------   --------

Property, plant and equipment, net                 71.0       75.7
Other assets                                        3.0        3.3
                                               --------   --------

Total Assets                                   $  138.0   $  147.9
                                               ========   ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Accounts payable, trade and other          $    4.0   $    5.3
    Accrued and other liabilities                   9.9        8.9
                                               --------   --------
Total current liabilities                          13.9       14.2
                                               --------   --------

Other long-term liabilities                        22.1       21.2
Shareholders' equity                              102.0      112.5
                                               --------   --------

Total liabilities and shareholders' equity     $  138.0   $  147.9
                                               ========   ========

                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Cash Flows
                         (Unaudited and in US$ millions)


                                                 Three Months           Six Months
                                                 Ended June 30         Ended June 30
                                              -------------------   -------------------
                                                1998       1997       1998       1997
NET LOSS                                      $  (5.5)   $  (7.8)   $ (10.5)   $ (13.8)

Provision for depreciation, depletion and         5.2        4.8       10.9        9.3
      amortization
Changes in assets and liabilities, net            4.6       (3.9)       3.0       (5.2)
                                              -------    -------    -------    -------

Net cash provided by (used in) operating          4.3       (6.9)       3.4       (9.7)
     activities

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital spending                             (3.2)      (3.4)      (6.2)      (7.4)
                                              -------    -------    -------    -------

Increase (decrease) in cash and cash              1.1      (10.3)      (2.8)     (17.1)
     equivalents

Cash and cash equivalents, beginning             50.4       75.8       54.3       82.6
                                              -------    -------    -------    -------

     of period

Cash and cash equivalents, end of period      $  51.5    $  65.5    $  51.5    $  65.5
                                              -------    -------    -------    -------

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 17, 1998                MERIDIAN GOLD INC.

                                    By:/s/ Brian J. Kennedy
                                       ----------------------------
                                           Brian J. Kennedy
                                           President and Chief Executive Officer